Exhibit 2.3

ADDENDUM TO ACQUISITION AGREEMENT

This Addendum to the Acquisition Agreement (“Agreement”) made on 5th day of January, 2021, references the agreement signed on the 15th day of October, 2020, by Futuris Technology Services, Inc. (Buyer”), with its principal place of business at 4506 Daly Drive, Suite-100, Chantilly, VA 20151, TalentBeacon LLC, (“Company”), an LLC corporation organized under the laws of New Jersey with its principal place of business at 207-101 Kinderkamack Road New Jersey 07649.(“Seller”).

Addendum notes the following sections of the agreement.

1.	The addition of this addendum to this agreement is noted and agreed to by both parties as per section 6.13 of the original acquisition agreement.

2.	It is noted on this day that Company has met conditions of sections 4.01 and 4.02 of this original agreement, to the satisfaction of the Buyer, and the signed Addendum to the Acquisition Agreement represents the closing of the agreement between Company and Buyer.

3.	It is noted on this day that Section 1.02 (i) of the original agreement is modified from Eight Hundred Thousand Dollars (800,000), to Eight Hundred and Eighty Thousand ($880,000) in Stocks in FTRS at closing, at a price at or near $0.20 per share.

4.	It is noted on this day that Section 3.d of the Employment Agreement, signed on the 15th Day of October 2020 by Futuris Technology Services and Mark Anderson, noting the receiving of Eighty Thousand Dollars ($80,000) if Stocks of FTRS at closing, at or near the price of $0.20 per share, will be deleted from the Employment Agreement, and noted as an Addendum to the Employment Agreement.

In witness whereof, this Addendum Agreement has been duly executed by the parties hereto as of the date first above written.

Signatures:

FUTURIS TECHNOLOGY SERVICES, INC.

By:	/s/ Kalyan Pathuri
Name:	Kalyan Pathuri
Title:	President

Seller
TalentBeacon LLC

By:
Name:	Mark Anderson
Title:	President